Mail Stop 6010

      August 2, 2005

Via Mail and Facsimile to 604.228.9528
Bing Wong
President/ Director
Razor Resources Inc.
P.O. Box 27581, 650 41st Avenue West
Vancouver, British Columbia
Canada V5Z 4M4

	Re:	Razor Resources Inc.
Registration Statement on Form SB-2
Filed July 22, 2005
		File No. 333-126801

Dear Mr. Wong:

	This is to advise you that a preliminary review of the above-referenced registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of Form SB-2. Specifically, you have not included an audit report in your filing, and therefore your financial statements are unaudited.
The filing must be amended to present the audited financial statements required by Item 310(a) of Regulation S-B. We will defer review of your registration statement until you file an amendment that contains audited financial statements, at which time we will commence a review of your filing and issue comments.

	You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

	We suggest that you submit a substantive amendment correcting the deficiencies or withdraw the filing.






	You may contact Jeanne Bennett at (202) 551-3606 if you have questions regarding the financial statements and related matters.
Please contact Adelaja Heyliger at (202) 551-3636 with any other questions.

      				Sincerely,



      Peggy A. Fisher
      Assistant Director
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Bing Wong
Razor Resources Inc.
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